Exhibit 99.3

Navios Maritime Partners L.P. Announces Closing of $100 Million Offering

Monaco, March 20, 2017—Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an international owner and operator of container and dry bulk vessels, announced today that it has closed the previously announced offering of 47,795,000 common units at $2.10 per common unit, raising approximately $100 million of gross proceeds. Navios Partners will use the net proceeds of the offering for general working capital purposes, including vessel acquisitions.

Navios Partners’ common units trade on the New York Stock Exchange under the symbol “NMM.”

Following the closing, Navios Partners will have 147,436,276 common units and 3,008,908 general partner units outstanding. This includes the common units issued to Navios Maritime Holdings Inc. (“Navios Holdings”) in connection with Navios Partners’ recent acquisition of financial assets. As a result, Navios Holdings owns a 20.9% interest in Navios Partners, which includes its 2.0% general partner interest in Navios Partners.

Fearnley Securities Inc. acted as the sole lead manager.

S Goldman Advisors LLC and Fearnley Securities AS acted as the lead placement agents in the registered direct offering. Fearnley Securities AS is not a U.S. registered broker-dealer and to the extent that this offering is made within the United States, its activities will be effected only to the extent permitted by Rule 15a-6 of the Securities Exchange Act of 1934, as amended.

A shelf registration statement relating to Navios Partners’ common units was previously filed by Navios Partners with the U.S. Securities and Exchange Commission (“SEC”) and has been declared effective.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus. When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from: Fearnley Securities Inc., 880 Third Avenue, 16th Floor, New York, NY 10022, Attention: Prospectus Department or by emailing prospectus@fearnleys.com, (tel: (212) 277-3636).

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates container and dry bulk vessels.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements related to the anticipated public offering of shares. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements are based upon a number of assumptions and estimates which are inherently subject to significant risks, uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the

United States; and other factors listed from time to time in the Navios Partners’ filings with the SEC. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Investor Relations Contact:

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com